Exhibit 99.1

SILVERCORP REPORTS OPERATIONAL RESULTS AND THE FINANCIAL RESULTS RELEASE DATE FOR THE SECOND QUARTER OF FISCAL 2023

VANCOUVER, BC, Oct. 13, 2022 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports production and sales figures for the second quarter of fiscal year 2023 ended September 30, 2022 ("Q2 Fiscal 2023"). The Company expects to release its Q2 Fiscal 2023 unaudited financial results on Thursday, November 3, 2022 after market close.

In Q2 Fiscal 2023, the Company produced approximately 1.8 million ounces of silver, 1,200 ounces of gold, 18.0 million pounds of lead and 6.0 million pounds of zinc, representing increases of 6%, 50%, and 2%, respectively in silver, gold and lead, and a decrease of 20% in zinc compared to the second quarter ended September 30, 2021 ("Q2 Fiscal 2022").

For the first six months of Fiscal 2023, the Company produced approximately 3.7 million ounces of silver, 2,300 ounces of gold, 37.1 million pounds of lead, and 12.9 million pounds of zinc, representing increases of 15%, 28%, and 11%, respectively in silver, gold and lead, and a decrease of 12% in zinc compared to the same prior year period.

Q2 FISCAL 2023 OPERATING HIGHLIGHTS

•	On a consolidated basis, 290,981 tonnes of ore were mined, down 1% over Q2 Fiscal 2022, but 291,643 tonnes of ore were milled, up 7% over Q2 Fiscal 2022.
•	On a consolidated basis, the Company sold approximately 1.8 million ounces of silver, 1,200 ounces of gold, 17.3 million pounds of lead, and 5.9 million pounds of zinc, compared to approximately 1.7 million ounces of silver, 800 ounces of gold, 17.3 million pounds of lead and 7.6 million pounds of zinc sold in Q2 Fiscal 2022.
•	At the Ying Mining District, 215,927 tonnes of ore were mined and 216,262 tonnes of ore were milled, up 4% and 19%, respectively, compared to Q2 Fiscal 2022. Approximately 1.7 million ounces of silver, 1,200 ounces of gold, 16.2 million pounds of lead, and 2.0 million pounds of zinc were produced, representing increases of 9%, 50%, 10%, and 25%, respectively, in silver, gold, lead, and zinc over Q2 Fiscal 2022.
•	At the GC Mine, 75,054 tonnes of ore were mined and 75,381 tonnes of ore were milled, down 12% and 16% compared to Q2 Fiscal 2022. Approximately 141 thousand ounces of silver, 1.8 million pounds of lead, and 4.0 million pounds of zinc were produced, representing decreases of 21%, 39% and 32%, respectively, in silver, lead and zinc compared to Q2 Fiscal 2022. Mining operations at the GC Mine were partially affected in August and September 2022 as the Company worked on improving ventilation and electric power facilities to comply with several new safety production regulations issued by the National Mine Safety Administration of China (e.g., underground workface temperature shall not be over 30 degrees centigrade), which became effective September 1, 2022. The Company will continue to work on some improvements in October to fully comply with these new regulations.

The consolidated operational results for the past five quarters and for the six months ended September 30, 2022 and 2021 are summarized as follows:

Cons Op Results

Cons Op Results (CNW Group/Silvercorp Metals Inc)

The operational results at the Ying Mining District for the past five quarters and for the six months ended September 30, 2022 and 2021 are summarized as follows:

Op Results Ying

Op Results Ying (CNW Group/Silvercorp Metals Inc)

The operational results at the GC Mine for the past five quarters and for the six months ended September 30, 2022 and 2021 are summarized as follows:

Op Results GC

Op Results GC (CNW Group/Silvercorp Metals Inc)

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.  Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, social and economic impacts of COVID-19; risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests;  joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations;  competition;  operations and political conditions; regulatory environment in China and Canada;  environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors".  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company's forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Additional information relating to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorp.ca.

View original content to download multimedia:https://www.prnewswire.com/news-releases/silvercorp-reports-operational-results-and-the-financial-results-release-date-for-the-second-quarter-of-fiscal-2023-301649069.html

SOURCE Silvercorp Metals Inc

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2022/13/c4173.html

%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 17:00e 13-OCT-22